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                            January 8, 2021

       Craig Finster
       Chief Executive Officer
       Versus Systems Inc.
       1558 West Hastings St.
       Vancouver BC V6G 3J4 Canada

                                                        Re: Versus Systems Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed December 28,
2020
                                                            File No. 333-250868

       Dear Mr. Finster:

              We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our comment in our December 18, 2020 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Consolidated Financial Statements
       3. Significant Accounting Policies
       Revenue Recognition, page F-50

   1. We note the disclosure provided on page 46 in response to our previous comment 5.
                                                        Please expand your
revenue recognition policy disclosure to describe your revenue earning arrangements
under the HP agreement and the specific details of your policies so the nature of your
performance obligations and the related revenue recognition policies are transparent.
 Craig Finster
Versus Systems Inc.
January 8, 2021
Page 2

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor at (202) 551-6711 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



                                                         Sincerely,
FirstName LastNameCraig Finster
                                                         Division of
Corporation Finance
Comapany NameVersus Systems Inc.
                                                         Office of Technology
January 8, 2021 Page 2
cc:       Eric M. Hellige, Esq.
FirstName LastName